

May 6, 2025

Shantanu Gaur
Chief Executive Officer
Allurion Technologies, Inc.
11 Huron Drive
Natick, MA 01760

Re: Allurion Technologies, Inc.
Registration Statement on Form S-3
Filed April 30, 2025
File No. 333-286837

Dear Shantanu Gaur:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jeffrey A. Letalien, Esq.